Exhibit 99.2

Non-binding convenience translation

Fresenius Medical Care AG

Hof, Germany

ISIN: DE0005785802 // WKN: 578580

ISIN: US3580291066 // CUSIP: 358029106

Notification pursuant to Section 49 (1) sentence 1 no. 2 German Securities Trading Act (“WpHG”) and
Information Announcement pursuant to Section 221 (2) sentence 3 German Stock Corporation Act (“AktG”)

(Authorization to issue convertible bonds and/or bonds with warrants with the option of excluding subscription rights and the creation of Conditional Capital 2025)

The Annual General Meeting of Fresenius Medical Care AG resolved on May 22, 2025 under agenda item 8 to authorize the Management Board with the approval of the Supervisory Board to issue on one or more occasions, and also concurrently denominated in various tranches, bearer option bonds and/or convertible bonds or any combination of such instruments (“Bonds”) in the total nominal value of up to EUR 2,000,000,000.00, and to grant the bearers of Bonds option or conversion rights for a total of up to 29.341.344 bearer shares with no-par value of the Company with a proportional amount of the share capital of up to EUR 29.341,344.00 as set forth in detail under the relevant terms and conditions of the Bonds. The shareholders in general shall be granted a right to subscribe for the Bonds. However, The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the shareholders’ subscription rights in the cases specified in the authorization resolution. The authorization resolution of the Annual General Meeting will be filed with the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Hof (HRB 6841).

On May 22, 2025, the Annual General Meeting of Fresenius Medical Care AG also resolved to conditionally increase the Company's share capital by up to EUR 29,341,344.00 through issuing up to 29,341,344 bearer shares with no-par value (Conditional Capital 2025) and to amend Section 4 para. 4 of the Articles of Association accordingly. The resolution on the conditional capital increase and the corresponding amendment to the Articles of Association have not yet been registered in the commercial register.

Non-binding convenience translation

For details, please refer to the resolution proposal of the Management Board and Supervisory Board on agenda item 8, which is included in the invitation to the Annual General Meeting published in the German Federal Gazette (Bundesanzeiger) on April 8, 2025 and which the Annual General Meeting resolved without amendment.

Hof (Saale), Germany, this May 2025

Fresenius Medical Care AG

The Management Board